03 JAN 24 AM 7:21

Ref: PGC/klf

GUS

20 December 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

03003459

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose copies of the relevant documents issued from 28 November 2002 to 19 December 2002. For completeness a list of these documents is attached to this letter.

In the absence of a response to my letter of 27 November, I continue to make these filings and submissions to the SEC in paper format.

Yours faithfully

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

DOCUMENTS PASSED TO SEC – 20 DECEMBER 2002

COMPANIES HOUSE FILINGS			
•	2 December 2002	-	Forms 88(2) re allotment of shares
•	2 December 2002	-	Form 88(2) re allotment of shares
•	3 December 2002	-	Forms 88(2) re allotment of shares
•	17 December 2002	-	Form 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE			
•	5 December 2002	-	Interim Report 2002 and Shareholder Letter
•	4 December 2002	-	Block listing
•	18 December 2002	-	Office of Fair Trading – merger clearance
•	18 December 2002	-	GUS plc – clearance of Homebase acquisition
•	19 December 2002	-	Schroder Ventures International Investment Trust plc - completion of Homebase sale

PAUL COOPER
20 DECEMBER 2002

Company No
62 5017

03 JAN 24 AM 7:21

GUS

Ref: PGC/klf

2 December 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	20	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11,711		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	3.7570p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited ESOS 142CN	Class of shares allotted	Number allotted
Address 12 Tokenhouse Yard	Ordinary	11,711
London		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 20-11-02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/cn/6987 Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	39,923		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	£5.2600		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited ESOS 142CN Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Ordinary	39,923
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 30 – 11 – 02

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/ST7004 Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
25	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	14,650	26,929	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	£5.8020	£6.1270	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited ESOS 142CN Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 41,579
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 30-11-02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/ST7010 Tel 0161 273 8282

DX number DX exchange

Company no 82507

GUS

Ref: PGC/klf

2 December 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

ıFPO83

ɔmpany Number: 146575

ɔmpany name in full: GUS plc

1 of 1

---

hares allotted (including bonus shares):

ate or period during which ıares were allotted
' shares were allotted on one date ıter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	26	11	2002			

lass of shares *(rdinary or preference etc)*	Ordinary	Ordinary	
umber allotted	9,981		
ominal value of each share	25p		
mount (if any) paid or due on each hare *(including any share premium)*	£3.7570		

is. .he names and addresses of the allottees and the number of shares allotted to each overleaf

' the allotted shares are fully or partly paid up otherwise than in cash please state:

₆ that each share is to be 'eated as paid up			

ɔonsideration for which ıe shares were allotted
Γhis information must be supported by ıe duly stamped contract or by the duly 'tamped particulars on Form 88(3) if the ɔontract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited ESOS 142CN Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 1,996
Name : Mr. Peter Derek Monk Address : The Dower House Yew Tree Lane Clifton Village Nottingham UK Postcode NG11 8LB	Class of shares allotted Ordinary	Number allotted 7,985
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed David Morris **Date** 2-12-02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/RL/7022 Tel 0161 273 8282

DX number DX exchange

Chairman NU
82 5017

GUS

Ref: PGC/klf

3 December 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
04	12	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1015		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr.Declan Cryan Address 18 Brookfield Park, Maynooth, Co Kildare, Republic of Ireland	Class of shares allotted ORDINARY	Number allotted 1015
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed David Mowes **Date** 3 — 12 — 02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Int/3078 Tel 0161 277 4064

DX number DX exchange

Schedule to Bank of Ireland

Exchange Rate : - 0.63600

Option Price 384.00p

2001 3 year scheme

Name and Address	Funds Saved	Interest	Total	Sterling Amount	Option Price	Shares Exercised	Sterling Cost	€ Cost	Residue	Total Refund
Mr.Declan Cryan 18 Brookfield Park Maynooth Co Kildare	€ 6031.36	€ 100.61	€ 6131.97	£3,899.93	£3.84	1015	£3,897.60	€ 6128.30	€ 03.67	€ 3.67

Continuation Sheet 2
Attached
to Form 88(2)
Dated 3/12/02

GUS IRELAND
Allotment Schedule No3

Name and Address	Date of Grant	Monthly Cont Local Currency	Contributions Made	Interest	Total Saved	Sterling equiv @ 0.63600	Option Price (£)	Options Held	Options Exercisable	Total Cost	Refund
Mr.Declan Cryan 18 Brookfield Park Maynooth Co Kildare	09-Feb-01	€ 317.44	19	€ 100.61	€ 6131.97	**£3,899.93**	3.84	2010	1015	£3,897.60	£2.33

Continuation
Sheet 1
Attachment to
Form 88(2)
Date 3/12/02

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	2	12	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,886	133	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	£3.84	£5.23	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name see attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 11,019
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 3/12/02

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/JN7045 Tel 0161 273 8282

DX number DX exchange

Attachment 1
To form 88(2)
Dated 3/12/02

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 29NOV02 TO 29NOV02

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BARRAS PETER M /MR. 148 OXFORD ROAD STRATTON ST MARGARET SWINDON WILTS	119
BIGMORE GEOFFREY F /MR. 60 FLORA STREET CARDIFF SOUTH GLAMORGAN CF24 4EQ	187
BREWSTER ALBERT /MR. 5 PEAR TREE CLOSE BROADSTAIRS KENT CT10 2NJ	101
CHILD RUTH /MRS. 19 LANSHAW ROAD BELLE ISLE LEEDS LS10 3NZ	143
CRAVEN RONALD /MR. 414 BELL HOUSE RD SHIREGREEN SHEFFIELD S5 0RF	187
DELAHOYDE GEORGE /MR. 106 DOWNS DRIVE TIMPERLEY ALTRINCHAM CHESHIRE	1264
DRINKWATER GRAHAM /MR. 6 HARTLAND CLOSE SWINDON WILTSHIRE SN3 2NL	479
EGGLETON KIM JOHN /MR. 10 SCARLET CLOSE ASHBRAKE VILLAGE SWINDON WILTSHIRE SN25 3ZH	75
FARRAR PETER RICHARD /MR. 8 HUNTS FIELD CLAYTON-LE-WOODS NR CHORLEY LANCS	271
GAMBLES ELAINE G /MRS. 574 ATHERTON ROAD	130

HINDLEY GREEN
WIGAN
WN2 4SJ

GEE SUSAN /MRS. 151
18 ROSGILL CLOSE
HEATON MERSEY
STOCKPORT
SK4 3BH

GEORGE NICHOLAS C /MR. 855
RODGE COTTAGE
ABBERLEY
WORCESTER
WR6 6BS

GILBERT PAUL J T /MR. 1264
OLDFIELD
ST MARYS RD
BOWDEN
CHESHIRE

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
GUY CAROL F /MRS. 59 MEADOWBANK DRIVE ST JOHNS WORCESTER	200
KINSEY ADRIAN P /MR. 65 WAVERLEY STREET BATH ROAD WORCESTER	213
LINGARD PAUL /MR. 7 LANE DRIVE GROTTON OLDHAM LANCASHIRE	360
LLOYD MICHAEL /MR. 170 KENT ROAD WOODS ESTATE WEDNESBURY WS10 0SF	45
METTRICK ROGER JOHN /MR. COWSLIP COTTAGE HARVEST HILL ALFRICK WORCESTERSHIRE WR6 5HD	937
MONK PETER DEREK /MR. THE DOWER HOUSE YEW TREE LANE CLIFTON VILLAGE NOTTINGHAM	1003
MORGAN PAUL /MR. 3 GATELEY CLOSE THELWALL WARRINGTON WA4 2WN	1264
NETHERWOOD MILES /MR. 11 STEPHENSON WAY NEW FARNLEY LEEDS	505
SHAKESPEARE CHRISTINE /MRS. 84 WOLSEY CROFT SHERBURN IN ELMET LEEDS	815
TAYLOR JOAN /MRS. 43 SADDLEBACK RD PEMBERTON WIGAN WN5 9UT	59
WHAWELL MARK STEVEN /MR. 7 INNES CLOSE CARLTON NOTTINGHAM NG4 1FL	202

2 [illegible]
[illegible] 88(?)
[illegible] 3/12/07

WILD JEFFREY PAUL /MR. 11 THE FAIRWAY NORTH FEATHERSTONE PONTEFRACT W YORKS WF7 6ND	150
WILLS KEITH /MR. 5 SPELDHURST GARDENS PALM BAY CLIFTONVILLE MARGATE KENT CT9 3HJ	40
NUMBER OF ACCOUNTS : 26	11019

82 507

GUS

Ref: PGC/klf

17 December 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 146575

:ompany name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
Dat)r period during which shares were allotted *('If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	17	12	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7668	133	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	£3.84	£5.23	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name see attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 7,801
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed David Morris **Date** 17-12-02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/JN7045 Tel 0161 273 8282

DX number DX exchange

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 13DEC02 TO 13DEC02

CONTINUATION SHEET 1 TO FORM 88(2) DATED 17/12/02

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
ANDREWS CRAIG /MR. 7 PARLINGTON VILLAS ABERFORD LEEDS WEST YORKSHIRE	456
ANGUS STEPHEN J /MR. 33 VANCOUVER DRIVE CRAWLEY WEST SUSSEX RH11 7UR	266
BHULLAR ROOPAM /MISS. 7 WIGTON CHASE LEEDS WEST YORKSHIRE LS17 8SG	1052
CASSIDY CAROLE E /MRS. 85 SWEETLOVES LANE SHARPLES BOLTON BL1 7EA	133
CLARK BARRY JOHN /MR. 49 DINGLEBURY OLNEY BUCKS MK46 5ES	166
HAYWOOD DAVID /MR. 1B ASCOT ROAD KIPPAX LEEDS LS25 7HT	533
HEALY JOHN /MR. 82 FARNDALE ROAD KNARESBOROUGH NORTH YORKSHIRE HG5 0NY	1104
KNOWLES ANTHONY JAMES /MR. 102 ELLIOTT STREET TYLDESLEY LANCS M29 8FJ	253
MACLENNAN NEIL /MR. FLAT 10 38 MAVISBANK GARDENS FESTIVAL PARK GLASGOW	1002
PATEL MAHESH L /MR. 72 BESSBOROUGH ROAD HARROW	533

MIDDLESEX
HA1 3DH

PITCHER GEOFFREY /MR. 66 WALDEGRAVE AVENUE HOLDERNESS ROAD HULL HU8 9BD	399
RICHARDS JOHN M /MR. 33 NUNNERY LANE RED HILL WORCESTER WR5 1RQ	250
RIMMER RACHEL /MRS. 10 LAWSON CLOSE WORSLEY MANCHESTER LANCASHIRE M28 2JQ	1014

Continuation sheet 2 to form 88(2)

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
SMITH ROBERTA /MRS. 2 PATTISON LANE WOOLSTONE MILTON KEYNES BUCKS	533
WILLIAMSON PAUL ANTONY /MR. 16 CLARIDGE ROAD CHORLTON-CUM-HARDY MANCHESTER M21 9QE	107
NUMBER OF ACCOUNTS : 15	7801

*****END OF REPORT *****

Interim Report

Six months ended 30 September 2002

Highlights

- 20% increase in profit before amortisation of goodwill, exceptional items and taxation to £247m (2001: £206m)
- 16% increase in earnings per share before amortisation of goodwill and exceptional items to 18.0p (2001: 15.5p)
- 6% increase in the interim dividend to 6.9p (2001: 6.5p)
- Experian's sales up 6%, profit up 10%
- Argos Retail Group's sales up 7%, profit up 14%
- Burberry's sales up 16%, profit up 31%
- £139m exceptional profit on partial IPO of Burberry
- Homebase: agreed offer for about £900m

Contents

Chairman's statement

The Group has made strong progress during this first six months, despite challenging conditions in some of the markets in which we operate. Sales were up 6% and our underlying profits increased by 20% to £247m. All our major businesses contributed to this growth.



The Board has declared an interim dividend of 6.9p (2001: 6.5p).

The partial flotation of Burberry was successfully completed in July as part of our commitment to bringing greater strategic focus to GUS. The flotation took place during difficult stock market conditions, reflecting the considerable strength of this business.

We will work to strengthen and grow our other two businesses. The acquisition of Homebase is an important step in the development of Argos Retail Group, complementing very well our existing multi-channel retail operation. At the same time, we are continuing to invest in Experian. We are particularly excited about the potential for direct-to-consumer sales following the acquisition of ConsumerInfo.com and our programme to buy in our affiliate bureaus in the United States is proceeding well.

We continue to embrace the issues of Corporate Social Responsibility with enthusiasm and commitment. The Group's first Corporate Social Responsibility Report was published earlier this year and our progress is reflected in our steadily improving position within the various independent indexes.

The economic backcloth against which we are operating remains challenging, so we must manage our businesses tightly. But I am pleased with the way in which our management teams have promoted expansion whilst operating prudently. As a result, GUS has a very real momentum.

Our strategy for the Group today remains firmly on course and we look forward to the second half of the year with confidence.

Sir Victor Blank
Chairman
21 November 2002

Chief executive's review

GUS has continued to make good financial and strategic progress in the first half of the current financial year, building on the momentum of the previous two years.



Strong financial progress
Despite difficult trading conditions in some of its markets, sales increased by 6% in the six months to September 2002. Profit before amortisation of goodwill, exceptional items and taxation grew by 20% in the period. Argos, Experian and Burberry all reported a further set of record first half profits, while the interest charge was much reduced. This is the fourth consecutive half year where profit before tax has increased by more than 10% over the comparative period.

Continued portfolio rationalisation
GUS has continued to reposition its portfolio of businesses. The successful partial flotation of Burberry in July raised £239m for GUS as well as establishing an independent market value for Burberry. Outstanding balances were reduced by £121m in the Finance division while the property joint venture with British Land raised £49m from disposals.

Focus on growth opportunities
Capital released from these disposals has been reinvested in growth opportunities. Some of these are organic, such as development of the Argos store card, which now has over 500,000 active cardholders. Group capital expenditure in the current financial year is expected to be about £350m, with the major projects being additional warehouses for Argos and flagship stores for Burberry. A working capital investment in ARG Financial Services of up to £75m is expected in the year to March 2003.

Acquisitions to deliver growth in our main businesses have been made. ConsumerInfo.com, which was acquired by Experian North America in April 2002, has given us clear market leadership in the rapidly growing direct-to-consumer market for credit reports, scores and related products. The agreed offer for Homebase, subject to regulatory clearance, is a major development for ARG.

6 months to 30 September	Sales 2002 £m	Sales 2001 £m	Profit before taxation 2002 £m	Profit before taxation 2001 £m
Experian[1]	**578**	545	**118.1**	107.2
Argos Retail Group[2]	**2,130**	1,997	**76.2**	66.7
Burberry	**274**	236	**55.1**	42.1
Other	**56**	79	**19.8**	29.1
Total	**3,038**	2,857	**269.2**	245.1
Net interest			**(22.4)**	(38.9)
Profit before amortisation of goodwill, exceptional items and taxation			**246.8**	206.2
Amortisation of goodwill			**(56.0)**	(48.6)
Exceptional items			**138.0**	(26.0)
Profit before taxation			**328.8**	131.6
Earnings per share before amortisation of goodwill and exceptional items			**18.0p**	15.5p
Reported earnings per share			**26.9p**	8.6p

1 Experian 2001 figures restated to include £11m of sales from third party call centre and related activities transferred from Reality, and a £3.1m loss from CreditExpert previously reported in gusco.com

2 ARG 2001 figures restated to include £32m of external logistics sales and £2.2m of profit previously reported by Reality

Group results

In the six months to 30 September 2002, sales grew by 6% to £3,038m. Group profit before amortisation of goodwill, exceptional items and taxation increased to £247m, compared to £206m in the same period last year, despite an adverse currency translation effect of £9m, relating mainly to the dollar. In addition, there was an exceptional profit of £138m, predominantly from the partial Initial Public Offering of Burberry.

The interest charge was £16.5m lower in the period. Of this, £11.5m resulted from lower interest rates and reduced levels of debt. The other £5.0m arose from a change in accounting relating to forward sales of foreign currencies undertaken to hedge the Group's overseas assets, which is likely to impact the second half of the financial year in a similar way.

Earnings per share before amortisation of goodwill and exceptional items increased by 16% to 18.0p (2001: 15.5p). This has been reduced by the minority interest in Burberry. The Group's effective tax rate for the year (based on profit before amortisation of goodwill and before profits/losses on sale of businesses) is expected to be 23.9%, compared to 23.8% in the year to 31 March 2002.

The Group generated £226m of free cash flow in the period before acquisitions, disposals and dividends (2001: £284m). Net debt excluding securitised loans was £1.19bn at 30 September 2002, a reduction of £91m from 31 March 2002.

The Board has announced an interim dividend of 6.9p, representing a rise of 0.4p or 6% over last year.

For Experian as a whole, sales in the first half increased by 10% and operating profit by 14% at constant exchange rates, leading to an increase in the operating margin. Experian also generated strong cash flow in the first half.

Experian

6 months to 30 September	Sales 2002 £m	Sales 2001* £m	Operating profit 2002 £m	Operating profit 2001* £m
Experian North America	**355**	342	**80.6**	73.8
Experian International	**223**	203	**37.5**	33.4
Total	**578**	545	**118.1**	107.2
Operating margin			**20.4%**	19.7%

* 2001 restated to reflect transfer of activities from gusco.com to Experian North America and transfer of third party call centre and related activities from Reality to Experian International

Experian North America

6 months to 30 September	2002 £m	2001 £m	Change at constant FX rates
Sales	**355**	342	10%
Operating profit *	**80.6**	73.8	15%
Of which:			
- Direct business *	**65.5**	59.6	16%
- FARES	**15.1**	14.2	12%
Operating margin	**22.7%**	21.6%	

* 2001 profit restated to include £3.1m loss previously reported in gusco.com

In the first six months of the financial year, Experian North America delivered a strong performance and generated record sales and profits. In dollars, sales grew by 10% and operating profit by 15%.

Assisted by a buoyant market and robust demand from clients in interest rate sensitive sectors, Credit Information and Credit Solutions together grew by 10%, excluding acquisitions. There was particularly strong growth in pre-screen, fraud and portfolio management solution suites, and also in business information. Direct-to-consumer sales amounted to $52m in the period, including a first-time contribution of $44m from ConsumerInfo.com, acquired in April 2002. Marketing Information and Marketing Solutions sales were 13% lower in dollar terms, reflecting the difficult conditions in the direct marketing industry.

Overall, excluding ConsumerInfo.com, Experian North America's dollar sales were 1% ahead of the same period last year. Had the sales of ConsumerInfo.com been included for the comparative period last year, dollar sales would have grown by 4%.

The FARES joint venture is Experian's chosen way of competing in the real estate information sector. It experienced a further six months of exceptional trading reflecting a continuing strong mortgage refinancing market. Operating profit at $22.8m was 12% ahead of the same period last year.

Experian North America's total operating profit increased to $121.8m, up 15%. The key drivers were the strong sales growth reported in Credit Information and Credit Solutions, the first time positive contribution from its direct-to-consumer activities and the benefit from ongoing cost reduction programmes, partly offset by higher employee costs and insurance premiums.

Restructuring costs of $4.5m were similar to those in the first half last year ($4.8m). As previously announced, a change in the data amortisation period for its consumer credit data from five to seven years benefited profits by $4m in the first half.

Sales for Experian North America
Six months to 30 September



$m
600
500
400
300
200
100
0
537
490
2002
2001
Information - credit
Information - marketing
Solutions - credit
Solutions - marketing
Outsourcing

Experian North America's strategy is focused on growth opportunities through:

Building on its core businesses. Experian North America believes that it continues to win share with many clients in the financial services, insurance and retail markets as a result of more co-ordinated and focused sales efforts.

It has also made progress in buying in its affiliated credit bureaus, having purchased three of its 38 bureaus by the end of the first half, and two more in October. These include AQM, one of its five largest affiliates. These acquisitions will drive growth by enabling Experian to take control of the distribution of its credit products and give it a greater share of the value chain in consumer credit by growing sales, profit and cash flow.

Successfully selling new products. Major new contracts have been signed in the first half covering many of Experian North America's key growth areas, such as:

- customer data integration and database hosting, for five major US financial institutions;
- Credit Solutions, via a partnership agreement with TSYS, a global leader in payments processing. This will incorporate Experian's customer strategy management software into TSYS systems. TSYS processes payments for 230 million accounts in 19 countries; and
- direct-to-consumer, where Experian North America has formed a multi-year strategic partnership with Trilegiant which provides paper-based credit monitoring services to more than five million members through relationships with leading financial institutions and retailers. Experian will now provide online credit-related products to these members.

Growing by targeted acquisitions. The acquisition of ConsumerInfo.com has moved Experian into a market leading position in the direct-to-consumer industry. Since its acquisition, ConsumerInfo.com has continued to grow strongly, with sales up 75% over the same period last year. Total membership reached one million in September, in addition to 140,000 members of other Experian-developed brands.

Experian International

6 months to 30 September	2002 £m	2001 £m	Change at constant FX rates
Sales			
UK*	**139**	125	11%
Rest of World	**84**	78	7%
Total	**223**	203	10%
Operating profit	**37.5**	33.4	12%
Operating margin	**16.8%**	16.4%	

* 2001 sales restated to include £11m of third party call centre and related activities transferred from Reality

Experian International again generated double-digit growth in sales and profits, with an increase in sales of 10% and operating profit up 12% at constant exchange rates. Acquisitions, net of disposals, contributed 1% to sales growth.

Credit Information and Credit Solutions sales together grew at double-digit rates on an underlying basis. Credit Information benefited from a strong performance in business information and growth from the Spanish credit bureau launched earlier in the year. Despite slippage of some Rest of World contracts into the second half, Credit Solutions saw strong growth in account processing, fraud, scoring and risk management.

Marketing Information and Marketing Solutions grew strongly by 8% on an underlying basis, benefiting from continuing growth in the automotive and insurance sectors. Outsourcing accounted for 32% of sales in the first half, following the transfer of the third party activities from Reality.

Its strategy continues to be sustaining sales and profit growth by:

Building on its core businesses. Experian International successfully won three major contracts in the first half in Credit Solutions and Outsourcing. Together, these contracts will generate £15m of new business in a full year, with the total value of the contracts over their lifetime being in excess of £55m. Experian UK also signed three new contracts in the government sector.

It has also recently expanded its consumer credit bureaus network with the launch of a bureau in Ireland. Building on the successful start-up of the Spanish bureau, Experian International now provides consumer bureau services in nine countries.

Sales for Experian International
Six months to 30 September


£m
250
200
150
100
50
0
223
203
2002
2001
Information - credit
Information - marketing
Solutions - credit
Solutions - marketing
Outsourcing

Successfully selling new products. New versions of Experian's award winning e-series products have been launched in the first half and about 50% of its UK clients are now connecting to Experian via the web. In September, a significant new phase of the UK Motor Insurance Database went live, which extends the coverage to include fleet vehicles. 25,000 police enquiries per day are now being made on the new system.

Growing by targeted acquisitions. Acquisitions made during the period, adding new skills, products and markets, include Business Strategies, a leading economic consultancy business in the UK, and ITEM, a Spanish marketing services company. The total cost of these acquisitions was less than £5m.

Argos Retail Group (ARG) increased sales by 7% and operating profit by 14%, further reinforcing its position as the leading UK multi-channel retailer.

Argos

6 months to 30 September	2002 £m	2001 £m	Change
Sales*	**1,284**	1,165	10%
Operating profit*	**52.1**	44.2	18%
Operating margin	**4.1%**	3.8%	

* includes Argos Additions and jungle.com

Argos Retail Group

6 months to 30 September	Sales 2002 £m	Sales 2001 £m	Operating profit 2002 £m	Operating profit 2001 £m
Argos	**1,284**	1,165	**52.1**	44.2
Home Shopping UK & Ireland*	**704**	715	**9.5**	13.0
Financial Services	**14**	3	**2.2**	(0.9)
Home Shopping Continental Europe	**128**	114	**12.4**	10.4
Total	**2,130**	1,997	**76.2**	66.7
Operating margin			**3.6%**	3.3%

* 2001 Home Shopping UK & Ireland restated to include £32m sales and £2.2m profit previously reported by Reality

Through its strategy of improving choice, value and convenience for its customers, Argos continued to outperform its market in the first half of the year, a period during which the growth in consumer spending moderated. Argos increased sales by 10% and profit by 18%, generating a further improvement in the operating margin.

Excluding Argos Additions and jungle.com, Argos' sales increased by 12%, being 7% on a like-for-like basis with a 5% contribution from new stores. Sales growth accelerated following the launch of the Autumn/Winter catalogue at the end of July. Strong performances continued to be seen in furniture, homewares and electricals.

Gross margin at Argos was firm compared to the same period last year, driven by mix and better buying. Despite further investment in the supply chain and store refurbishment programmes, operating margin increased again by 0.3% to 4.1%.

Argos has five key growth initiatives, against which good progress has been made in the first half:

Open about 35 new stores per annum. Argos opened 12 additional stores in the period, bringing the total at 30 September to 502. The majority of these openings were second or third stores in larger towns and cities. Sales from store openings have exceeded expectations, contributing 5% to growth in the first half;

Refurbish all remaining small stores by March 2004. An additional 60 stores were refurbished in the first half, bringing the total to 235, more than half way through the programme. To improve convenience further for customers, QuickPay kiosks are being introduced into 190 stores ahead of the peak Christmas trading period. Customers can order and pay by credit or debit card at a touch screen kiosk instead of a till, thereby reducing the total time spent in store purchasing goods;

Expand the range. Part of Argos' stated strategy for growth has been to increase the choice available to customers. The Autumn/Winter 2002 catalogue contains 11,400 lines. This is an increase of 55% on three years ago and 28% on one year ago. This increase in lines over last year is predominantly in areas such as homewares and furniture. Of the 2,500 increase in lines, about 1,600 are stocked in store, with the balance being available for home delivery only;

Invest £120m in its supply chain. The four-year programme initiated last year is on track, making improvements to IT, software systems and product sourcing as well as building new warehouse capacity. The full programme is expected to yield benefits when complete of about £50m per annum to support competitive pricing, margins and other growth and value propositions. Pricing in the current Autumn/Winter 2002 catalogue on re-included lines was 3% below last year; and

Growth in capacity and customer service improvements at Argos Direct. Sales via Argos Direct increased 38% and now account for 20% of Argos' sales - up from 16% last year. A second Argos Direct warehouse is being built in Marsh Leys, Bedfordshire and will help to service this growth from mid 2003. Improvements in IT systems and the range of delivery options available to customers have been made.

Sales at Argos Additions in the first half were £66m, up 4% compared to the same period last year. In the Autumn/Winter 2002 catalogue, refinements were made to the credit offer, to pricing and to merchandise (more unique product, wider range, presentation), which have stimulated higher sales growth since the new catalogue launch.

Sales from jungle.com in the first half were significantly lower than last year. As previously announced, ARG intends to integrate jungle.com further into Argos. Preliminary estimates of the one-off cost of this move are in the region of £10m, of which less than half will be cash. This will be charged against operating profit in the second half of the year.

Home Shopping UK and Ireland

6 months to 30 September	**2002 £m**	2001* £m	Change
Sales			
Home Shopping	**670**	683	(2%)
Reality logistics	**34**	32	6%
Total	**704**	715	(2%)
Operating profit	**9.5**	13.0	(27%)
Operating margin	**1.3%**	1.8%	

* 2001 Home Shopping UK & Ireland restated to include £32m sales from external logistics activities and £2.2m profit previously reported by Reality

UK Home Shopping continues to realign itself as a smaller, but profitable agency business, while pursuing opportunities in the growing direct market.

In the first half of the financial year, agency sales at UK Home Shopping declined by 5%. This reflects a difficult clothing market in the period and a decision to restrict the use of "buy now, pay later" credit offers. Active customer numbers continued to contract but average spend increased slightly.

Direct catalogues, mainly Marshall Ward and Abound, grew sales by over 30% and now account for 14% of total Home Shopping sales, compared to 11% last year. There was increased marketing and recruitment spend behind Abound in particular. Its third catalogue was launched in August, offering more exclusive fashion lines.

Operating profit fell by £3.5m in the first half compared to the same period last year, reflecting the 2% decline in sales. Gross margins were in line with last year, with buying benefits being offset by higher markdowns. Stocks at the end of the period were 10% below last year. The cost reduction programme continued, but this was re-invested in marketing support for the direct catalogues and investment in the relocated head office.

With the focus on stabilising agency profits, a further 75 redundancies have recently been announced. The cost of about £2m will be charged against operating profit in the second half of the year.

External logistics sales grew by 6% in the first half compared to the same period last year. Family Hampers was sold in July 2002 for £5.5m. Its sales, which fall predominantly in the second half of the financial year, were £47m in the year to March 2002.

Financial Services

6 months to 30 September	**2002 £m**	2001 £m
Sales*	**14**	3
Operating profit/(loss)	**2.2**	(0.9)

* Sales mainly represent interest income, fees and commissions relating to the Argos store card

Financial Services generated an operating profit of £2.2m in the first half. Profits from selling insurance and personal loans to Home Shopping customers increased slightly. Operating losses in the Argos store card were also lower than last year.

At 30 September 2002, there were 540,000 active Argos store card accounts (up from 460,000 at March 2002) with a loan book of nearly £130m. Over 7% of Argos' sales were funded through the card. Following its first time inclusion in the Argos Autumn/Winter 2002 catalogue, the personal loan product has generated nearly 3,000 loan accounts. For the full year to March 2003, revenue investment spend is expected to be about £15m with an increase of up to £75m in the store card and personal loan books.

Home Shopping Continental Europe

6 months to 30 September	**2002 £m**	2001 £m	Change at constant FX rates
Sales	**128**	114	10%
Operating profit	**12.4**	10.4	16%
Operating margin	**9.7%**	9.1%	

At constant exchange rates, sales from European Home Shopping increased by 10% and profit by 16%. This was driven by Wehkamp, the leading home shopping brand in Holland, which accounts for over 80% of sales. It benefited from promotional activity surrounding the celebration of its 50th anniversary, improved service levels and a successful initiative to grow branded clothing sales. Sales and profit at Halens, the Scandinavian operation, were both up 5% in local currency.

e-commerce

Across ARG, e-commerce sales continued to grow strongly to £104m, compared to £65m in the prior period. The number of visits to the Argos website nearly doubled in the first half and almost 4% of Argos' sales were over the Internet. 6% of UK Home Shopping's sales and 14% of Wehkamp's sales were ordered through their websites.

Burberry increased sales by 16% and operating profit by 31%. Following the partial IPO GUS retains a 77% stake in Burberry. The following is an abridged version of the latter's Interim Results announcement released on 19 November 2002.

Burberry

6 months to 30 September	2002 £m	2001 £m	Change at constant FX rates
Sales	**274**	236	17%
Operating profit	**55.1**	42.1	32%
Operating margin	**20.1%**	17.8%	

Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions").

Total sales in the first half advanced to £274m from £236m in the comparative period, representing an increase of 17% at constant exchange rates. This is 9% on an underlying basis (i.e. at constant exchange rates and excluding the impact of the Asia acquisitions).

At constant exchange rates, operating profit increased by 32% to £55.1m. Underpinning this growth was operating margin expansion from 17.8% to 20.1%. This gain was driven primarily by the integration of the Asia acquisitions, reduced markdown costs and favourable product and channel shifts.

Burberry continued to make solid progress in executing its key growth initiatives by product, region and channel of distribution during the first half.

By product
Accessories penetration increased to 28% of sales versus 25% in the prior period. Womenswear continued to be a critical component in the modernisation of the brand, delivering 17% growth and constituting one-third of sales for the period. Menswear experienced improved results responding to new product and merchandising initiatives implemented over the past year.

By region
Burberry's focus on the US resulted in 27% sales growth in this market versus the prior year, driven by strong improvement in both the retail and wholesale channels. In Asia, the acquisition of the Korean distributor in July completed an important step in the strategy of bringing the majority of Burberry's non-Japan Asia business under direct operating control. Europe experienced moderate growth during the period.

By distribution channel
Total retail sales increased by 32% in the first half, boosted by the contribution from the Asia acquisitions. On an underlying basis, retail sales increased by 17%, driven by gains at existing stores and by sales from newly opened stores. During the first half, Burberry opened five stores, including a flagship store in Barcelona, three other stores (in Heathrow Airport, Hong Kong and Florida), as well as one outlet store.

Burberry's 24,000 square foot New York flagship store on East 57th Street, which presents the most comprehensive expression of the brand to date, is now open, as is the Knightsbridge flagship store. At 30 September 2002, Burberry operated 124 retail locations, consisting of 45 Burberry stores, 59 concessions and 20 outlet stores.

Total wholesale sales advanced 8% during the first half. On the basis of orders received to date, Burberry anticipates that the aggregate Spring/Summer 2003 wholesale order book will show single digit growth over the prior year.

Licensing revenues in the first half increased by 14% (21% at constant exchange rates), driven by strong growth in Japanese royalties reflecting double-digit volume gains and increases in certain royalty rates. In licensing, performance in Japan was excellent, aided by Burberry's efforts in co-ordinating and enhancing brand consistency in that market.

Retail and wholesale sales by product category
Six months to 30 September


£m
300
250
200
150
100
50
0
247
214
2002
2001
Womenswear
Menswear
Accessories
Other

Reported sales by market (by destination)
Six months to 30 September


£m
300
250
200
150
100
50
0
274
236
2002
2001
Europe
US
Asia
Rest of World

Reported sales by distribution channel
Six months to 30 September


£m
300
250
200
150
100
50
0
274
236
2002
2001
Retail
Wholesale
Licence

Other businesses

South African Retailing

6 months to 30 September	2002 £m	2001 £m	Change at constant FX rates
Sales	**54**	65	10%
Operating profit	**13.8**	15.8	17%
Operating margin	**25.6%**	24.3%	

Despite a tough economic environment, the rate of sales growth in South African Retailing accelerated in the first half. Sales grew by 10% in Rand, outperforming other furniture retailers. Growth was driven by more effective marketing and merchandise strategies. Operating profit in Rand grew by 17%, leading to a further improvement in the operating margin. This was due to cost savings across the business and lower repossession losses as a result of stringent credit approval and collection policies, developed in conjunction with Experian.

The Rand weakened further in the first half of the year from an average rate of £1= R11.8 in 2001 to R15.8 in 2002. This reduced reported sales by £18m and operating profit by £4.6m in the first half year. The closing rate at 30 September 2002 was R16.5 (2001: R13.3).

Finance

6 months to 30 September	2002 £m	2001 £m
Operating profit	**4.0**	9.4

General Guarantee Finance continued to wind down its loan book during the period, showing a reduction of £121m from the balance of £254m at 31 March 2002. At 30 September 2002, GGF's outstanding advances, net of provisions, were £133m, of which £83m were funded by securitised debt. GGF's outstanding advances are expected to reduce to about £60m by the end of the financial year.

Property

6 months to 30 September	2002 £m	2001 £m
Operating profit	**12.6**	12.8

The joint venture with British Land sold a further 22 properties in the first half of the year, raising £49m, which was used to repay borrowings. At 30 September 2002, the joint venture's portfolio of 126 properties was valued at £784m.

gusco.com

6 months to 30 September	2002 £m	2001* £m
Operating loss	**(1.4)**	(2.2)

* 2001 restated to exclude £3.1m loss from CreditExpert now reported in Experian North America

Revenue spend of £1.4m in gusco.com in the first half largely comprised the funding of MyPoints Europe, a web-based loyalty scheme, which grew its registered customer base to over 300,000.

Interest costs
Interest costs were £16.5m lower than last year, mainly due to the impact of lower interest rates, the refinancing in November 2001 of the $800m 6.4% fixed rate bank loan and the receipt of £239m net proceeds from the partial IPO of Burberry.

In addition, GUS has changed its accounting for interest, with effect from 1 April 2002. The change relates to forward sales of foreign currencies undertaken to hedge GUS' overseas assets. Previously, the interest rate differential arising on these forward currency sales has been taken directly to reserves in GUS' accounts as it has not been material. GUS will now account for this differential as interest through its profit and loss account.

The effect of the change has been to reduce net interest costs in the six months to September 2002 by £5.0m. This consists of a £6.0m gain from dollar and euro hedging less the £1.0m cost of South African hedging. If interest rates continue at current levels, there is likely to be a similar impact in the six months to 31 March 2003. There would have been no material effect had this approach been applied in the year ended 31 March 2002. Note 1 to the interim financial statements includes a more detailed explanation.

Exceptional items

6 months to 30 September	**2002 £m**	2001 £m
Net profit on partial IPO of Burberry	**139.3**	-
Loss on sale of businesses	**(1.3)**	(7.6)
Restructuring costs in Argos Retail Group/Reality	-	(16.3)
Loss on sale of e-commerce investments	-	(2.1)
Total profit/(charge)	**138.0**	(26.0)

During the first half, exceptional items related to the sale of 22.5% of Burberry via an Initial Public Offering, together with the disposals of Family Hampers and Fidelitas (Argentina), previously part of Experian.

Cash flow and net debt
The Group's free cash flow during the first half was £226m, compared to £284m in the same period last year. After the payment of dividends, the repayment of securitised loans and acquisitions and disposals, there was a net cash inflow of £91m for the first half, compared to an outflow of £97m in the same period last year. Net debt was £1,194m at 30 September 2002, excluding securitised loans of £83m.

Summary
GUS has continued to make good financial and strategic progress in the first half, with all three of our main businesses growing profits by more than 10%.

We have continued with the process of portfolio rationalisation, with GUS now firmly focused on three very exciting growth businesses, all of which are still evolving and capable of delivering sustained sales and profit growth.

We remain confident about the future, but at the same time are mindful of the political and economic outlook for each of the markets in which our main businesses trade.



John Peace
Group Chief Executive

Acquisition of Homebase

GUS has made an agreed offer to acquire the whole of the share capital of Homebase. The total acquisition cost to GUS is about £900m. The following is taken from the announcement of the transaction released on 21 November 2002.

Overview of transaction
Homebase will become part of the Argos Retail Group (ARG), the leading UK multi-channel retailer, bringing:

A leading brand in fast growing markets: Homebase is the number two brand in the UK do-it-yourself ('DIY') market. It is also strengthening its appeal as a home furnishings destination. The skills and scale of ARG will enhance Homebase's organic growth prospects in both markets.

Complementary strategies: Both ARG and Homebase are pursuing strategies to expand in the growing furniture and homewares market. ARG has grown sales in these markets to over £1bn in the year ended March 2002, having increased by 12% per annum on average over the last two years. Homebase's sales in furniture and homewares were nearly £250m, up by 18%, in the year ended February 2002. The combination of skills and knowledge in the two businesses will accelerate the achievement of a strong position for both in this market.

Operational benefits: Combining ARG and Homebase will exploit the existing ARG infrastructure and capabilities in supply chain, logistics, financial services and multi-channel retailing. Annual margin and cost benefits of at least £20m within three years are expected.

Customer benefits: Customers will benefit from broader choice as Homebase develops a true one-stop solution for customers to enhance their home. Better value will arise from re-investment of supply chain savings, while greater convenience will be offered through ARG's home delivery capability. From a customer standpoint, Homebase will remain separate from Argos and the other brands within ARG.

Greater value for GUS shareholders: The acquisition is expected to be immediately earnings enhancing and to generate a post-tax return in excess of GUS' cost of capital (about 7%) in its first full financial year.

The purchase price will be satisfied in cash, with a loan note alternative. The acquisition will be funded from a bank facility arranged for this purpose by GUS. The acquisition is subject to regulatory clearance from the Office of Fair Trading. GUS has received irrevocable undertakings from shareholders accounting for 94.4% of the shares of Homebase to accept the offer.

Details of transaction

ARG was formed in June 2000 and now consists of a number of multi-channel retail businesses, all with clear strategies for organic growth. The revitalisation of Argos has continued since its acquisition by GUS in 1998. It is now one of the leading general merchandise retailers in the UK.

ARG is looking for further growth in order to enhance its competitive position for the long term. It has set criteria that any potential acquisition would have to meet. In particular, target companies have to be in growth markets, be in areas where ARG already has or can establish competitive advantage and enable ARG to leverage its existing infrastructure and scale.

Homebase, one of the UK's leading DIY retailers, meets all of these criteria. It has a clear strategy for growth, building on its strong position in the DIY market and expanding into home furnishings. This strategy capitalises on its brand strength and differentiates it from other DIY competitors. The complementary skills of ARG, which already has sales of over £1bn in furniture and homewares, will accelerate the execution of this strategy. In addition, there will be combined annual cost savings of at least £20m within three years.

The £12bn DIY market has grown by 8% per annum over the last five years, while the £20bn home furnishings market has grown by 7% per annum. Both have grown faster than total retail spending and this is expected to continue, reflecting enduring customer trends.

Management

Homebase will become part of ARG, but retain its separate brand identity and organisation. Terry Duddy, Chief Executive of ARG, will become Chairman of Homebase upon completion of the transaction. Homebase's Chief Executive and Chief Financial Officer will stay with the business until April 2003 through the Easter peak trading period. Other managers in key areas are anticipated to remain with the business. The management team will be strengthened by appointments from within ARG and externally.

Information on Homebase Group Limited

Homebase is the third largest DIY retailer in the UK, behind B&Q and the Focus Wickes group. As the second largest DIY brand, it has a more up-market, higher income, female customer base than its competitors. Its product offer is focused on the softer (or more decorative) end of DIY, on home furnishings and gardening. Sales in the year ended 2 February 2002 comprised 25% core DIY products, 32% decorative products, 25% gardening and 18% homewares. It currently has 272 mainly out-of-town stores (10.8m square feet of selling space), biased to the more affluent South-East. Its Spend and Save loyalty card has 4.3m active cardholders.

Homebase's recent financial performance is shown in the table on page 16. In the year ended 2 February 2002, its operating profit was £86m. Further strong progress is expected in the current financial year, driven by like-for-like sales growth of 6% in the year to date, by a small improvement in the gross margin due mainly to better buying, and by tight control of costs in both stores and head office functions. Assuming that there is a continuation in the pattern of trade seen in the period to date, Homebase is forecast to make operating profit before financing charges, tax and exceptional items of approximately £100m in the year to February 2003.

Homebase

Year to end January/early February	2002	2001	2000
Number of stores	**273**	283	287
Selling space (000 sq ft)	**10,824**	11,305	11,187
Sales £m	**1,380**	1,273	1,197
% growth	**8%**	6%	11%
Like-for-like % growth	**10%**	6%	12%
Operating profit £m*	**85.9**	26.5	55.0
Operating margin	**6.2%**	2.1%	4.5%

* Operating profit is before exceptional costs but after e-commerce costs (£3m in 2002, £15m in 2001 and £1m in 2000)

Rationale for acquisition of Homebase

GUS believes that the acquisition of Homebase has a compelling strategic rationale for the following reasons:

Homebase is a leading brand in fast growing markets:
Homebase is the number two brand in the UK DIY market. It is also strengthening its appeal as a home furnishings destination. The skills and scale of ARG will enhance Homebase's organic growth prospects in both markets.

Homebase has a strong brand in DIY
Homebase is the second largest DIY brand in the UK, with a 12% market share and high brand awareness. Its product offer is clearly differentiated from its competitors. It leads on choice at the soft end of the DIY market, for example, for home textiles, decorating projects and gardening. The Homebase brand is particularly strong with higher income and female customers, who are attracted to the convenience, quality and service offered.

Homebase is moving into home furnishings
Homebase's brand strength and customer franchise is allowing it to develop beyond DIY into the growth areas of furniture and homewares. This is easier for Homebase than other DIY retailers who are more concentrated on professional, heavy end DIY products, targeting the trade or serious buyer for major repair, maintenance and improvement projects.

Homebase operates in long-term growth markets
ARG management believes that the DIY and home furnishings markets that Homebase serves will continue to show above average growth rates in the future:

- the DIY market in the UK is valued at £12bn, and has grown by 8% per annum over the last five years. It has undergone considerable consolidation in recent years;
- the home furnishings market (comprising furniture and homewares) is valued at £20bn and has grown by 7% per annum over the last five years; and
- there are many social, demographic and economic reasons to expect sustainable, above average UK growth, as these two markets converge in the future. These include the increasing number of households and home ownership and a greater emphasis on fashionability and style in the home.

The convergence between the DIY and home furnishings markets reflects the demand by consumers for a more convenient, one-stop shop solution to their home enhancement needs. Homebase is very well positioned to satisfy this growing demand.

Homebase has good organic growth prospects
Homebase has a clear strategy for growth, building on its strong position in the DIY market and expanding into home furnishings. This strategy capitalises on its brand strengths and differentiates it from other DIY competitors. ARG will accelerate the execution of this strategy.

More new stores: Under ARG, Homebase will bolster its store opening programme. Building on its current base of 272 stores, an additional five to ten new stores per annum are planned over the next three years, net of closures and re-sites, contributing 2% to 3% to annual sales growth.

Drive home furnishings sales: To capitalise on its strong brand position in the growing home enhancement market, Homebase has begun the introduction of new products, including furniture, kitchens and soft furnishings. In the first eight months of the current financial year, these new ranges contributed about 4% to total sales. Roll-out to the complete chain will be completed within three years, when the new ranges are expected to account for around 15% of sales.

Store extensions and refurbishments: To date, Homebase has trialed the introduction of mezzanine floors in 27 stores, adding more than 25% to trading space. The mezzanine space is generally used to sell extended ranges of furniture, kitchens, bathrooms and electrical appliances. It also enables Homebase to improve ground floor displays of homewares in a shop-in-shop environment for curtains, kitchenware, bathroom, tabletop and lighting. Appropriate space is retained and refurbished for the traditional Homebase DIY and decorating ranges.

Sales uplifts in these trials are over 15% on average and the post tax return on capital is high. More than 20 additional mezzanine floors will be added in 2003 and ARG believes there is long term potential for at least half of the existing Homebase stores to have mezzanine floors.

ARG accelerating the execution of this strategy: ARG has a strong management team with experience of enhancing businesses and developing effective multi-channel operations. There are clear opportunities to strengthen retail and operational processes and disciplines within Homebase. These include strengthening category management skills, store operation controls, stock management, logistics and direct importing capabilities.

Complementary strategies:
Both ARG and Homebase are pursuing strategies to expand in the growing furniture and homewares market, Homebase from its position of strength in soft end DIY and ARG from its position as an established multi-channel general retailer. The combination of skills and knowledge in the two businesses will accelerate the achievement of a strong position for both in this market.

ARG is growing its sales of furniture and homewares significantly. In the year ended 31 March 2002, they contributed over £1bn of sales, having increased by 12% per annum on average over the last two years. Competitive prices, increasing range and the success of Argos Direct (the delivery to home operation) have driven this. As a result, ARG now has a 5% share in home furnishings, making it a UK market leader, albeit in a very fragmented market.

ARG has extensive product, supply chain and merchandising capabilities in this market. It will be able to accelerate Homebase's move into home furnishings, especially in developing new ranges for the mezzanine space, including furniture, kitchens, bathrooms and soft furnishings.

Operational benefits:
Combining ARG and Homebase will exploit the existing ARG infrastructure and capabilities in supply chain, logistics, financial services and multi-channel retailing. The acquisition of Homebase will lead to many opportunities over time to improve efficiencies across the group. These benefits will either be re-invested in lower prices or used to support margins.

Scale and sourcing benefits: Over time, benefits will come from joint buying and increasing the number of common suppliers. There is also scope to increase direct importing. Currently, only a small proportion of Homebase's sales are lower cost imports. Management believes this could grow to over 30% in three years' time. Homebase will be able to use the ARG Far East buying office and infrastructure immediately after the transaction is closed.

Leveraging the ARG infrastructure: In addition to common buying and a shared merchandise range, the current ARG brands already share many common functions, including human resources, finance, IT, e-commerce, financial services and Reality (home delivery and call centre operations).

Over time, Homebase will be able to take advantage of ARG's existing infrastructure and skills to grow revenue, especially in multi-channel retailing and financial services. Opportunities include:

- assisting in launching, producing and targeting speciality catalogues;
- developing a delivery-to-home operation, especially to support growth in furniture;
- enhancing Homebase's on-line customer services and range extension; and
- expanding the financial services offer, especially to Homebase's active database of 4.3m customers holding its Spend and Save loyalty card.

ARG management believes that there are potential annual synergies of at least £20m from combining ARG and Homebase. These will arise primarily from scale benefits in product sourcing and direct importing. They will be realised over the next three years and will either be re-invested in lower prices or used to support margins.

Greater value for GUS shareholders:
The acquisition of Homebase is expected to be immediately earnings enhancing and to generate a post-tax return in excess of GUS' cost of capital (about 7%) in its first full financial year.

In the year ended 2 February 2002, Homebase's operating profit was £86m. Expected further growth in the DIY and home furnishings markets, coupled with Homebase's own growth initiatives and the synergies available over time from combining it with ARG, should underpin future profit growth. However, the financial justification for the deal does not depend on either significant cost or revenue synergies.

One-off restructuring costs of around £10m have been identified to date, which will be taken in the first full financial year. Capital expenditure for Homebase is expected to be about £60m per annum, compared to a depreciation charge of over £50m. Homebase's net assets are in the region of £150m.

Further information on the acquisition
The offer to acquire Homebase Group Limited is conditional on the acquisition not being referred to the Competition Commission following a review by the Office of Fair Trading. It is anticipated that the transaction will close by mid January 2003.

GUS has received irrevocable undertakings from shareholders accounting for 94.4% of the shares of Homebase to accept the offer.

The precise level of the total consideration for this transaction will be determined with reference to completion accounts. This consideration is estimated to be about £900m and is capped at £910m. Part of this will be used to repay Homebase's existing debt. The purchase price will be satisfied in cash. A loan note alternative will be available, consisting of floating rate, guaranteed, unsecured loan notes with a final maturity date of 31 March 2004, paying just under LIBOR.

The acquisition will be funded from a bank facility arranged for this purpose by GUS. It is intended to refinance this with longer-term debt during 2003.

Following the acquisition of Homebase, GUS' debt will move from £1.3bn at 30 September 2002 to £2.2bn proforma. Its proforma interest cover is in excess of seven times.

Group profit and loss account

for the six months ended 30 September 2002	Six months to 30.9.02 Before Exceptional Items £m	Six months to 30.9.02 Exceptional Items (Note 3) £m	Six months to 30.9.02 Total £m	Six months to 30.9.01 £m	Year to 31.3.02 £m
Turnover – continuing operations	**3,037.8**	–	**3,037.8**	2,856.9	6,457.3
Cost of sales	**(1,718.1)**	–	**(1,718.1)**	(1,691.3)	(3,868.9)
Gross profit	**1,319.7**	–	**1,319.7**	1,165.6	2,588.4
Net operating expenses before goodwill charge	**(1,082.1)**	**(22.2)**	**(1,104.3)**	(966.3)	(2,064.7)
Goodwill charge	**(56.0)**	–	**(56.0)**	(48.6)	(126.9)
Net operating expenses	**(1,138.1)**	**(22.2)**	**(1,160.3)**	(1,014.9)	(2,191.6)
Operating profit – continuing operations	**181.6**	**(22.2)**	**159.4**	150.7	396.8
Share of operating profit of BL Universal PLC (joint venture)	**12.6**	–	**12.6**	12.8	24.8
Share of operating profit of associated undertakings	**19.0**	–	**19.0**	16.7	33.7
Loss on sale of fixed asset investments	–	–	–	(2.1)	(2.1)
Trading profit	**213.2**	**(22.2)**	**191.0**	178.1	453.2
Profit on Initial Public Offering of Burberry	–	**161.5**	**161.5**	–	–
Loss on sale of businesses	–	**(1.3)**	**(1.3)**	(7.6)	(6.6)
Profit on ordinary activities before interest	**213.2**	**138.0**	**351.2**	170.5	446.6
Net interest	**(22.4)**	–	**(22.4)**	(38.9)	(66.5)
Profit on ordinary activities before taxation	**190.8**	**138.0**	**328.8**	131.6	380.1
Tax on profit on ordinary activities					
– UK			**(35.9)**	(27.8)	(75.3)
– Overseas			**(17.8)**	(17.7)	(46.8)
			(53.7)	(45.5)	(122.1)
Profit on ordinary activities after taxation			**275.1**	86.1	258.0
Equity minority interests			**(7.4)**	–	(1.4)
Profit for the period			**267.7**	86.1	256.6
Dividends			**(68.2)**	(64.5)	(216.4)
Retained profit for the period			**199.5**	21.6	40.2
Profit before amortisation of goodwill, exceptional items and taxation – £m			**246.8**	206.2	552.1
Earnings per share					
– Basic			**26.9p**	8.6p	25.7p
– Diluted			**26.7p**	8.5p	25.5p
Earnings per share before amortisation of goodwill and exceptional items					
– Basic			**18.0p**	15.5p	41.7p
– Diluted			**17.8p**	15.4p	41.4p
Dividend per share			**6.9p**	6.5p	21.7p

Statement of total recognised gains and losses

for the six months ended 30 September 2002	**Six months to 30.9.02 £m**	Six months to 30.9.01 £m	Year to 31.3.02 £m
Profit for the period	**267.7**	86.1	256.6
Revaluation of properties	**6.9**	(9.5)	(9.7)
Currency translation differences	**31.7**	(13.3)	(41.9)
Total recognised gains and losses for the period	**306.3**	63.3	205.0

Reconciliation of movement in shareholders' funds

for the six months ended 30 September 2002	**Six months to 30.9.02 £m**	Six months to 30.9.01 £m	Year to 31.3.02 £m
Profit for the period	**267.7**	86.1	256.6
Dividends – Interim	**(68.2)**	(64.5)	(64.5)
– Final	–	–	(151.9)
	199.5	21.6	40.2
Goodwill on disposals	**2.7**	4.0	4.0
Shares issued under option schemes	**0.3**	0.6	1.7
Revaluation of properties	**6.9**	(9.5)	(9.7)
Currency translation differences	**31.7**	(13.3)	(41.9)
	241.1	3.4	(5.7)
Opening shareholders' funds	**2,417.2**	2,422.9	2,422.9
Closing shareholders' funds	**2,658.3**	2,426.3	2,417.2

Analysis of net borrowings

at 30 September 2002	**30.9.02 £m**	30.9.01 £m	31.3.02 £m
Cash and other liquid resources	**213.4**	179.2	171.9
Debt due within one year	**(569.8)**	(732.5)	(646.2)
Finance leases	**(9.1)**	(10.7)	(10.5)
Debt due after more than one year	**(828.2)**	(663.5)	(799.6)
Net debt at end of period	**(1,193.7)**	(1,227.5)	(1,284.4)
Non-recourse borrowings	**(82.5)**	(357.9)	(201.0)
Net borrowings at end of period	**(1,276.2)**	(1,585.4)	(1,485.4)

Group balance sheet

at 30 September 2002	30.9.02 £m	30.9.01 (Restated) (Note 1) £m	31.3.02 £m
Fixed assets			
Goodwill	**1,530.3**	1,482.7	1,421.5
Other intangible assets	**180.4**	175.4	191.7
Tangible assets	**883.9**	777.0	847.1
Investment in joint venture	**205.3**	200.1	195.3
Other investments	**132.4**	120.3	115.4
	2,932.3	2,755.5	2,771.0
Current assets			
Stocks	**650.2**	666.3	590.4
Debtors – due within one year	**1,777.0**	1,584.9	1,705.5
– due after more than one year	**211.8**	205.2	200.0
Securitised receivables	**145.1**	422.0	263.4
Less: non-recourse borrowings	**(82.5)**	(357.9)	(201.0)
	62.6	64.1	62.4
Investments	**61.7**	52.7	53.1
Bank balances and cash	**261.9**	273.5	202.6
	3,025.2	2,846.7	2,814.0
Creditors			
Amounts due within one year	**(2,180.4)**	(2,334.2)	(2,171.3)
Net current assets	**844.8**	512.5	642.7
Total assets less current liabilities	**3,777.1**	3,268.0	3,413.7
Creditors – amounts due after more than one year	**(908.1)**	(716.1)	(864.6)
Provisions for liabilities and charges	**(123.4)**	(123.0)	(126.5)
Net assets	**2,745.6**	2,428.9	2,422.6
Capital and reserves			
Called up share capital	**251.7**	251.6	251.7
Share premium account	**3.7**	2.4	3.4
Revaluation reserve	**126.0**	127.8	120.9
Profit and loss account	**2,276.9**	2,044.5	2,041.2
Shareholders' funds	**2,658.3**	2,426.3	2,417.2
Minority interests	**87.3**	2.6	5.4
Capital employed	**2,745.6**	2,428.9	2,422.6

Group cash flow statement

for the six months ended 30 September 2002	**Six months to 30.9.02 £m**	Six months to 30.9.01 £m	Year to 31.3.02 £m
Cash flow from operating activities			
Operating profit	**159.4**	150.7	396.8
Depreciation and amortisation charges	**168.3**	149.6	338.7
Change in working capital	**(50.6)**	(49.2)	(195.0)
	277.1	251.1	540.5
Dividends received from associated undertakings	**12.4**	13.2	22.8
Returns on investments and servicing of finance	**18.8**	(28.9)	(43.0)
Taxation	**(56.8)**	(21.7)	(82.0)
Capital expenditure	**(165.2)**	(144.3)	(321.8)
Financial investment	**(24.7)**	(33.0)	(15.5)
Acquisition of subsidiaries	**(149.8)**	(15.6)	(34.3)
Disposal of subsidiaries	**242.8**	–	6.3
Dividends paid	**(151.5)**	(147.9)	(212.8)
Cash inflow/(outflow) before management of liquid resources and financing	**3.1**	(127.1)	(139.8)
Management of liquid resources	**(27.4)**	(7.5)	(18.0)
Financing – issue of shares	**0.3**	0.6	1.7
– change in debt and lease financing	**38.6**	65.8	74.6
Increase/(decrease) in cash	**14.6**	(68.2)	(81.5)

Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash	**14.6**	(68.2)	(81.5)
Cash inflow from movement in debt and lease financing	**(38.6)**	(65.8)	(74.6)
Cash outflow from movement in liquid resources	**27.4**	7.5	18.0
Movement in net debt resulting from cash flows	**3.4**	(126.5)	(138.1)
Loans and finance leases acquired with subsidiary	–	–	(7.2)
New finance leases	**(1.5)**	(0.2)	(4.9)
Exchange movements	**88.8**	29.6	(3.8)
Movement in net debt	**90.7**	(97.1)	(154.0)
Net debt at beginning of period	**(1,284.4)**	(1,130.4)	(1,130.4)
Net debt at end of period	**(1,193.7)**	(1,227.5)	(1,284.4)

Divisional analysis

for the six months ended 30 September 2002

	Turnover			Profit before taxation		
	Six months to		Year to	Six months to		Year to
	30.9.02	30.9.01 (Restated) (Note 2)	31.3.02 (Restated) (Note 2)	**30.9.02**	30.9.01 (Restated) (Note 2)	31.3.02 (Restated) (Note 2)
	£m	£m	£m	**£m**	£m	£m
Experian						
Experian North America	**355.1**	341.9	688.2	**80.6**	73.8	154.6
Experian International	**223.3**	203.3	427.1	**37.5**	33.4	69.6
	578.4	545.2	1,115.3	**118.1**	107.2	224.2
Argos Retail Group						
Argos	**1,284.1**	1,165.5	2,846.9	**52.1**	44.2	204.0
Home Shopping UK & Ireland	**703.5**	714.9	1,606.7	**9.5**	13.0	33.6
Financial Services	**13.9**	2.5	10.7	**2.2**	(0.9)	(4.8)
Home Shopping Continental Europe	**128.3**	113.5	237.9	**12.4**	10.4	22.4
	2,129.8	1,996.4	4,702.2	**76.2**	66.7	255.2
Burberry	**273.7**	236.1	499.2	**55.1**	42.1	90.3
South African Retailing	**53.6**	65.1	122.7	**13.8**	15.8	30.9
Finance Division	**8.7**	18.6	29.6	**4.0**	9.4	15.1
Property	**–**	–	–	**12.6**	12.8	24.8
gusco.com	**0.5**	0.6	1.3	**(1.4)**	(2.2)	(4.8)
Inter-divisional turnover (principally Experian)	**(6.9)**	(5.1)	(13.0)			
	3,037.8	2,856.9	6,457.3	**278.4**	251.8	635.7
Central costs				**(9.2)**	(6.7)	(17.1)
				269.2	245.1	618.6
Net interest				**(22.4)**	(38.9)	(66.5)
Profit before amortisation of goodwill, exceptional items and taxation				**246.8**	206.2	552.1
Amortisation of goodwill (principally Argos)				**(56.0)**	(48.6)	(99.4)
Exceptional items (Note 3)				**138.0**	(26.0)	(72.6)
Profit before taxation				**328.8**	131.6	380.1

Geographical analysis

for the six months ended 30 September 2002

	Turnover			Divisional profit		
	Six months to		Year to	Six months to		Year to
	30.9.02	30.9.01	31.3.02	**30.9.02**	30.9.01	31.3.02
	£m	£m	£m	**£m**	£m	£m
United Kingdom & Ireland	**2,245.9**	2,146.5	4,976.7	**135.9**	125.2	367.9
Continental Europe	**285.9**	255.2	533.2	**25.2**	23.9	46.6
North America	**411.2**	384.2	793.7	**83.6**	76.6	161.2
Rest of World	**94.8**	71.0	153.7	**24.5**	19.4	42.9
	3,037.8	2,856.9	6,457.3	**269.2**	245.1	618.6

Notes to the interim financial statements

for the six months ended 30 September 2002

1. Basis of preparation

The interim report comprises the unaudited results for the six months ended 30 September 2002 and 30 September 2001 and the audited results for the twelve months ended 31 March 2002. The financial information for the twelve months ended 31 March 2002 has been extracted from the Group's statutory financial statements for that year. The interim financial statements are unaudited and do not constitute statutory accounts but have been formally reviewed by the auditors and their report is set out on page 27.

In the financial statements for the year ended 31 March 2002, the Group implemented Financial Reporting Standard 19 'Deferred Tax' with no material effect on reported profits. The prior year adjustment included in the 2001 interim report was therefore not required and the balance sheet at 30 September 2001 has been restated with provisions for liabilities and charges increased by £16.0m and revenue reserves reduced by £16.0m.

The Group has for several years hedged its investments in subsidiaries outside the UK by a combination of foreign currency borrowings and forward sales of relevant foreign currencies. The forward premium/discount to spot exchange rates incorporated in these forward sales contracts reflects the differential between sterling interest rates and the interest rate of the currency concerned. Until now this interest rate differential has been taken directly to reserves, along with the changes in value during the year of the currency borrowings, the forward currency sales and the assets being hedged. For GUS, the most significant overseas assets are in the United States. In recent months, US short term interest rates have been well below sterling interest rates. As a result of this, and the growth in the Group's forward sales of US dollars, the interest element of these forward dollar sales, whose effect is to reduce interest costs, has become more significant. Similar issues arise in connection with the Group's hedging of its Euro and South African Rand assets, with Euro interest rates slightly below sterling rates and South African interest rates significantly higher than sterling rates.

With effect from 1 April 2002, the Group is accounting for the forward premium/discount arising on forward currency sales as interest. The effect of this change has been to reduce interest expense (and hence increase profit before tax) in the six months ended 30 September 2002 by £5.0m; this consists of a £6.0m gain from Dollar and Euro hedging less a £1.0m cost of South African hedging. There would have been no material effect if this approach had been applied in the year ended 31 March 2002.

2. Divisional analysis

From 1 April 2002, Reality's external logistics sales and results are reported within Home Shopping UK & Ireland with sales from third party call centre and related activities reported as part of Experian International. Comparative figures have been restated. For the six months ended 30 September 2001 and for the year ended 31 March 2002 respectively, £32.0m and £73.4m of external logistics sales are shown within Home Shopping UK & Ireland with £11.0m and £23.2m of sales from third party call centre and related activities included within Experian International. The profits of £2.2m for the six months ended 30 September 2001, and £0.5m for the year ended 31 March 2002, have been included within Home Shopping UK & Ireland.

2. Divisional analysis continued

CreditExpert.com, a US consumer credit management business, is now managed by and reported within Experian North America. Comparative figures have been restated to reduce the losses of gusco.com and to reduce the reported profit of Experian North America by £3.1m for the six months ended 30 September 2001. For the year ended 31 March 2002, the restatement amounts to £4.9m. There is no material impact on turnover for either the six months ended 30 September 2001 or the year ended 31 March 2002.

3. Exceptional items

	Six months to 30.9.02 £m	Six months to 30.9.01 £m	Year to 31.3.02 £m
Exceptional items comprise:			
Profit on Initial Public Offering of Burberry	**161.5**	–	–
Cost of employee share schemes in connection with the Initial Public Offering of Burberry	**(22.2)**	–	–
	139.3	–	–
Loss on sale of businesses	**(1.3)**	(7.6)	(6.6)
Redundancy and other costs incurred in connection with the combination of Argos and Home Shopping operations and the formation of Reality	–	(16.3)	(36.4)
Impairment of goodwill (principally Reality Solutions)	–	–	(27.5)
Loss on sale of fixed asset investments	–	(2.1)	(2.1)
Exceptional profit/(charge)	**138.0**	(26.0)	(72.6)

The Initial Public Offering of 22.5% of the ordinary share capital of Burberry Group plc took place on 12 July 2002. The associated exceptional items comprise the excess of the flotation proceeds, less costs, over the related portion of net assets at that date and the cost of share schemes designed to secure the retention of employees.

4. Taxation

The effective rate of tax, before amortisation of goodwill, the profit on the Initial Public Offering of Burberry and loss on sale of businesses, is based on the estimated tax charge for the full year at a rate of 23.9% (2002: 23.8%).

5. Foreign currency

	Average: Six months to 30.9.02	Average: Six months to 30.9.01	Average: Year to 31.3.02	Closing: 30.9.02	Closing: 30.9.01	Closing: 31.3.02
The principal exchange rates used were as follows:						
US dollar	**1.51**	1.43	1.43	**1.57**	1.47	1.43
Euro	**1.59**	1.62	1.62	**1.59**	1.61	1.64
South African rand	**15.76**	11.80	13.52	**16.52**	13.26	16.15

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the profit and loss account is translated into sterling at average rates of exchange.

Notes to the interim financial statements

for the six months ended 30 September 2002

6. Basic and diluted earnings per share	Six months to 30.9.02 pence	30.9.01 pence	Year to 31.3.02 pence
Basic earnings per share before amortisation of goodwill and exceptional items	**18.0**	15.5	41.7
Effect of amortisation of goodwill	**(5.6)**	(4.8)	(9.9)
Effect of exceptional items	**14.5**	(2.1)	(6.1)
Basic earnings per share	**26.9**	8.6	25.7

The calculation of basic earnings per share is based on profit for the period divided by the weighted average number of Ordinary shares in issue during the period. Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group.

	Six months to 30.9.02 £m	30.9.01 £m	Year to 31.3.02 £m
Earnings before amortisation of goodwill and exceptional items	**179.0**	155.8	417.0
Effect of amortisation of goodwill	**(56.0)**	(48.6)	(99.4)
Effect of exceptional items	**144.7**	(21.1)	(61.0)
Profit for the period	**267.7**	86.1	256.6

The calculation of diluted earnings per share reflects the potential dilutive effect of the exercise of employee share options.

	30.9.02 m	30.9.01 m	31.3.02 m
Weighted average number of Ordinary shares in issue during the period*	**995.7**	1,002.3	999.8
Dilutive effect of options outstanding	**8.3**	7.5	7.4
Diluted weighted average number of Ordinary shares in issue during the period	**1,004.0**	1,009.8	1,007.2

* Excluding those held by The GUS ESOP Trust, The GUS ESOP Trust No. 2 and The GUS ESOP Trust No. 3 upon which dividends have been waived.

7. Dividend

The interim dividend will be paid on 7 February 2003 to shareholders on the Register at the close of business on 10 January 2003.

8. Directors' responsibilities

The maintenance and integrity of the GUS plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibilities for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Independent review report to GUS plc

Introduction

We have been instructed by the Company to review the financial information, which comprises the Group profit and loss account, the statement of total recognised gains and losses, the reconciliation of movement in shareholders' funds, the analysis of net borrowings, the Group balance sheet, the Group cash flow statement, the divisional analysis, the geographical analysis and the notes to the interim financial statements. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

PricewaterhouseCoopers
Chartered Accountants
Manchester
21 November 2002

Shareholder information

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be made to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, Telephone: 0870 600 3987. In addition, Lloyds TSB Registrars offer a range of shareholder information on line at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by telephoning 0870 600 3950.

Share price information

The latest GUS plc share price is available on Ceefax and also on the Financial Times Cityline Service, Telephone: 0906 843 2740 (calls charged at 60p per minute).

Internet

A full range of investor relations information on GUS plc, including London Stock Exchange announcements, latest share price, dividend history and downloadable registrar forms, is available at www.gusplc.com. A webcast of the interim results presentation given to analysts and fund managers by John Peace (Group Chief Executive), David Tyler (Group Finance Director) and Terry Duddy (Chief Executive, Argos Retail Group), together with the slides accompanying that presentation, can be found on the website. A full copy of the interim announcement, sent to the London Stock Exchange on 21 November 2002, can also be viewed on the website.

Dividend Reinvestment Plan

The GUS Dividend Reinvestment Plan ('DRIP') enables shareholders to use their cash dividends to purchase GUS plc shares. Shareholders who wish to participate in the DRIP for the first time, in respect of the interim dividend to be paid on 7 February 2003, should return a completed and signed DRIP mandate form to be received by the Registrars, by no later than 17 January 2003. For further details, please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA or telephone on 0870 241 3018.

Share dealing facility

Existing or potential investors can buy or sell GUS Ordinary shares using a postal dealing service provided by Cazenove & Co., whose contact details are Cazenove & Co., 12 Tokenhouse Yard, London, EC2R 7AN Telephone: 020 7606 1768.

Financial calendar

Interim dividend record date	10 January 2003
Third quarter trading update	14 January 2003
Interim dividend to be paid	7 February 2003
Second half trading update	16 April 2003
Preliminary announcement of results for the year to 31 March 2003	28 May 2003
Annual General Meeting	23 July 2003

Registered office

GUS plc, Universal House, Devonshire Street, Manchester, M60 1XA.
Telephone: 44 (0)161 273 8282 Fax: 44 (0)161 277 4056

GUS

www.gusplc.com

Jarmon
NO
82 5017

03 JAN 24 AM 7:21

GUS

December 2002

Dear Shareholder

Summary Financial Statement and Corporate Social Responsibility Report

Earlier this year we introduced a Summary Financial Statement (SFS) as an alternative to the full Annual Report of GUS plc.

In future, for as long as you are a shareholder, you will automatically receive an SFS each year instead of the full Annual Report, unless you exercise your right to request a copy of the latest full Annual Report (see below).

The SFS will contain summaries of the Group profit and loss account, Group balance sheet, directors' report and directors' remuneration report, which is information required by law. It will also contain the chairman's statement, the chief executive's review and a summary of the Group cash flow statement.

In addition, the SFS will include a statement by the auditors confirming whether the SFS is consistent with the full Annual Report for the year in question, whether it complies with Section 251 of the Companies Act 1985 and the other relevant regulations, and whether the auditors' report on the financial statements was qualified.

The SFS will not contain sufficient information to allow as full an understanding of the results and state of affairs of the Company or Group as will be provided by the full Annual Report. If at any time you require this more detailed information, we will be pleased to send you, upon request to the Company Secretary, a copy of the latest full Annual Report, free of charge.

If you wish to receive the full Annual Report of GUS for 2003 and each subsequent year, please follow the instructions on the reply-paid card below. You can also use this card to request future editions of our Corporate Social Responsibility (CSR) Report. The card must be returned to Lloyds TSB Registrars by no later than 31 March 2003.

Yours sincerely

David Morris

David Morris
Company Secretary

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

Please tear along perforation

GUS

Please sign and date, ticking the boxes as appropriate:

☐ **Full Annual Report**
I wish to receive the full Annual Report of GUS plc, instead of a Summary Financial Statement, for 2003 and each subsequent year.

☐ **CSR Report**
I wish to receive future editions of the GUS Corporate Social Responsibility Report.

Signature ______________________

Date ______________________

This card must be returned to Lloyds TSB Registrars by no later than 31 March 2003.

RESPONSE LICENCE No.
SEA8882

2

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6SQ

Commission No

82 5017

RNS announcements

REG-GUS PLC Additional Listing-Replacemnt

RNS Number:6677E
GUS PLC
04 December 2002

The following replaces the additional listing announcement re
2002 at 14:26 hours under RNS 6649E.

In the second paragraph, the number of shares to be issued ur
Approved Executive Share Option Scheme should read 85,000 anc
stated. All other details remain unaltered. The correct versi
announcement is reproduced for your information herewith.

GUS PLC.

Application has been made to The UK Listing Authority and the
Exchange for block listings totalling 347,826 Ordinary shares
trade on the London Stock Exchange and to be admitted to the
issuance. The shares shall rank pari passu with the existing
the Company.

The Block listings consist of 85,000 shares to be issued und
Executive Share Option Scheme and 262,826 shares to be issue
Unapproved Executive Share Option Scheme.

Copies of this announcement are available from the office of
for the period of 2 business days from the date hereof.

This information is provided by RNS
The company news service from the London Stock E

END

LISBUBDDXBGGGDS

RNS announcements

REG-GUS PLC Additional Listing

RNS Number:6649E
GUS PLC
04 December 2002

GUS PLC.

Application has been made to The UK Listing Authority and the
Exchange for block listings totalling 347,826 Ordinary shares
trade on the London Stock Exchange and to be admitted to the
issuance. The shares shall rank pari passu with the existing
the Company.

The Block listings consist of 85,00 shares to be issued unde
Executive Share Option Scheme and 262,826 shares to be issue
Unapproved Executive Share Option Scheme.

Copies of this announcement are available from the office of
for the period of 2 business days from the date hereof.

This information is provided by RNS
The company news service from the London Stock E

END

LISZZLFBLLBLFBE

Investor information

RNS announcements

REG-Office of Fair Trade Merger Update

RNS Number:2948F
Office of Fair Trading
18 December 2002

Merger Clearance:

The Secretary of State for Trade and Industry has decided, on the information at present before her, and in accordance with the recommendations of the Director General of Fair Trading, not to refer the following merger to the Competition Commission under the provisions of the Fair Trading Act 1973:

Proposed acquisition by S. C. Johnson of Bayer AG.

Proposed acquisition by GUS Plc of Homebase Group Limited

This information is provided by RNS
The company news service from the London Stock Exchange

END

MERFFAFEASESELE

RNS announcements

REG-GUS PLC OFT Clearance

RNS Number:3090F
GUS PLC
18 December 2002

18 December 2002

GUS PLC

CLEARANCE OF HOMEBASE ACQUISITION

GUS plc, the retail and business services group, welcomes the announcement by the Secretary of State for Trade and Industry that she has cleared its acquisition of Homebase, a leading UK DIY and home furnishings retailer, without any reference to the Competition Commission. GUS expects to complete the transaction before Christmas.

Future announcements

GUS'' Third Quarter Trading Update will be on 14 January 2003.

Enquiries

GUS		
David Tyler	Finance Director	020 7495 0070
Fay Dodds	IR Director	
Finsbury		
Rupert Younger		020 7251 3801
Rollo Head		

GUS announcements are available on its web site www.gusplc.com.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

END

Chairman
NW
82 5017

RNS announcements

REG-Schroder Ventures Statement re sale completion

RNS Number:3623F
Schroder Ventures Intl Inv Tst PLC
19 December 2002

For immediate release 19 December 2002

SVIIT

COMPLETION OF HOMEBASE SALE

SVIIT has been advised that the Office of Fair Trading has a;
Homebase to GUS plc.

As previously announced, SVIIT''s share of proceeds from thi:
approximately Â£95 million, representing a premium of approx:
to the 30 June 2002 valuation. This gain will add approximat‹
net asset value per share.

For further information, please contact:

GCI Financial
Emily Morris/Annabel O''Connor 020 7

This information is provided by RNS
The company news service from the London Stock E

END

STRLKLFFLLBXFBV